Filed by ITC Holdings Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: ITC Holdings Corp.

Commission File No. 001-32576

Entergy/ITC Transmission	General Employee
Spin-off and Merger	Questions & Answers #3

*** (Not for external distribution)***

Subject: Entergy Transmission Business/ ITC Merger

Date:      May 7, 2012

•	ITC has provided these responses to Entergy employee questions.

•

Additional questions about employee matters can be forwarded to feedback@entergy.com, or for bargaining unit employees, may be addressed through their respective bargaining representative. Issues related to the transaction will be escalated to the appropriate responsible party.

•

Throughout the transition process, commonly posed employee questions will be answered and posted for employee access. Questions that relate to bargaining unit employees may be addressed through their respective bargaining unit representative.

•	Questions that should be addressed by ITC directly, such as these, will be captured and submitted to ITC for their response.

Finance/Accounting

Where does the money come from to operate ITC? What is the ITC business model?

ITC operates as a rate-regulated electric utility. ITC’s business model is singularly focused on owning, operating and maintaining transmission to accomplish the bulk transfer of electrical energy from generating plants to substations. The company collects revenue from customers through a regulated cost-of-service model. ITC’s customers are the load serving entities (investor owned utilities, cooperatives and municipalities) that use its transmission service.

Do you outsource your payroll function?

We have an in-house payroll support staff, but the actual processing of payroll has been contracted through ADP – one of the world’s largest payroll service providers – since ITC’s inception in 2003.

Information Technology

How many IT employees does ITC have already? How many total employees?

ITC has approximately 460 full-time employees. The IT department has approximately 50 employees, which does not include our IT contractors.

Q&As: Entergy/ITC Spin-off and Merger

May 7, 2012

After the spin-off and merger takes place, will ITC have completely separate internal phone systems and intranet from Entergy?

Yes.

How will Critical Infrastructure issues be addressed?

A CIP integration team is in place led by Denis DesRosiers, chief information officer, ITC and Chris Peters, vice president, critical infrastructure protection, Entergy. No final decisions have been made at this time. This decision will be made during the integration process.

Real Estate/Facilities

Will Jackson be the only corporate office?

ITC’s corporate headquarters will remain in Novi, Michigan. Upon closing of the transaction, ITC will establish a regional headquarters in Jackson, Mississippi. Other offices may be established throughout the region in states where the transmission system is located, but no decisions have been finalized at this time.

Will ITC own the building at Pecue Lane?

After the spin-merge, the Pecue Lane Service Center in Baton Rouge, Louisiana will be owned by ITC.

Legal / Regulatory

How will other utilities in our area such as Cleco interact with ITC and what has been their reaction to the announcement?

ITC will work to form relationships with the other utilities and stakeholders in the Entergy footprint as ITC does in its current service territories. ITC’s customers include generators, retail, municipal and cooperative utilities, independent power producers, and wholesale power customers. ITC is not aware of any specific reaction to the spin-off and merger from Cleco.

How does ITC handle other regulatory compliance issues?

ITC handles regulatory issues in compliance with federal, state and local authorities. At the Federal level, ITC is regulated by the Federal Energy Regulatory Commission (FERC).

In addition, ITC has a Corporate Compliance Program that supports legal compliance, of which the reliability compliance program is a major component.

Will ITC purchase any additional services from Entergy after the spin-off and merger is completed, such as expertise in storm response?

ITC plans to integrate key areas of its Incident Command System (ICS) with Entergy’s ICS structure to ensure continued excellence in storm restoration. ITC and Entergy will develop detailed, integrated restoration plans prior to the spin-off and merger closing.

After closing, there will be a transitional period during which ITC will need to purchase some services from Entergy in order to ensure a seamless transition and allow for the separation of certain functions. Transitional services will be handled as provided for in the Transition Services Agreement between ITC and Entergy. Following the transitional period, ITC does not anticipate purchasing services from Entergy.

Q&As: Entergy/ITC Spin-off and Merger

May 7, 2012

In the federal and state regulatory approval process, where do you anticipate the most difficult hurdles?

Each jurisdiction involved in the spin-off and merger transaction is equally important, presenting unique interests and questions that ITC and Entergy will address during the regulatory process.

When did ITC file with the federal and state entities?

ITC and Entergy have not yet filed for regulatory approval of the transaction at the federal or state level. A timeline for regulatory filings for both organizations is being finalized.

How long have your previous acquisitions taken?

ITC’s previous acquisitions have taken less than 12 months to receive regulatory approvals and close. ITC’s transaction with Entergy is larger and more complex and is expected to close in 2013. Following the closing, there is normally a transitional period to achieve complete separation of operational functions.

MISO

Does ITC already operate any systems in MISO territory? What about in SPP territory? If so, what has been ITC’s experience working with those RTOs?

ITC is a member of both the MISO and SPP regional transmission organizations (RTOs), with current system operations in each region. ITC’s experience with both RTOs has shown positive benefits for consumers through coordinated and robust regional planning. In addition, energy markets provide customers with access to a wider variety of generation alternatives than exist outside of an RTO.

Employee/HR

Medical Benefits

Will our benefits be protected for a period of time?

While plan changes can be expected from time to time, ITC will provide TransCo employees with employee benefits with a substantially comparable value for each kind of benefit (“kind” of benefit refers to the general type of benefit – such as qualified pension, medical, dental, life, vision, short-term disability, long-term disability, AD&D, vacation, other paid time off, etc.) for a period of at least thirty-six (36) months following the Closing Date. For bargaining unit employees, ITC has agreed to assume and honor collective bargaining agreements, which contain provisions on benefits.

What type of medical plan does ITC have?

ITC offers a Blue Cross Blue Shield (BCBS) Community Blue Preferred Provider Organization (PPO) plan that provides comprehensive health coverage. The plan is administered from

Q&As: Entergy/ITC Spin-off and Merger

May 7, 2012

Michigan, but the various BCBS associated networks are linked together through the BlueCard system to provide nationwide access. For bargaining unit employees, ITC has agreed to assume and honor the applicable collective bargaining agreements for bargaining unit employees who go to ITC.

Will you have to “start over” on your lifetime benefit max with your health insurance? Will the lifetime limit on medical benefits restart?

Health Care Reform prohibits group health plans from imposing a lifetime dollar maximum. The ITC medical plan is in compliance with the Health Care Reform law.

If the move happens during the middle of the year, will you have to start over on your deductibles?

In the event of a mid-year transition, ITC will carry over any amounts previously paid toward the annual deductible and out-of-pocket maximum. For bargaining unit employees, ITC has agreed to assume and honor collective bargaining agreements, and benefits issues will be discussed with the unions.

Other

Two ETR employees are married to each other. ETR joins MISO. One person goes to ITC and the other stays with ETR. They live in a community property state like Texas (“what’s mine is yours and what’s yours is mine”) unless specifically treated separately up front. How would restrictions on owning stock in a market participant affect their assets especially if the assets are joint ownership with right of survivorship?

There are two scenarios to consider:

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Ownership of any Market Participant stock: Employee, spouse and minor children who live at home need to divest themselves of all of their Market Participant stock within the required period, as specified by FERC (1 year negotiated in EMA if allowed by FERC; otherwise 6 months). Once that period is up, the employee, spouse and minor children who live at home can no longer buy any Market Participant stock, which includes Entergy stock.

•

Ownership in a 401(k): If Entergy’s 401(k) plan allows for investment in Entergy stock (including by way of company match), the Entergy employee (spouse of ITC employee) must divest of the Entergy stock as soon as practicable following closing of the transaction, and can no longer choose Entergy stock as an investment option in the plan.

•	As for survivorship, an employee /spouse / minor child always has 6 months to dispose of inherited market participant stock.

Will ITC allow us to keep our alternate work week schedules?

ITC is aware of, and sensitive to, the fact that Entergy employees enjoy an alternate work schedule and will take this under consideration in making the decision whether to continue this practice. For bargaining unit employees, ITC has agreed to assume and honor the applicable collective bargaining agreements for bargaining unit employees who go to ITC.

Q&As: Entergy/ITC Spin-off and Merger

May 7, 2012

How will ITC handle employees who are in the process of gaining U.S. citizenship? What about immigration? For those who are going through the process right now, will you continue to support us? Will the fact that an employee is changing from one company to another slow down the process? Does ITC support new employees getting green cards?

ITC supports employees obtaining Green Cards. Employees working under current H-1b visas will be transferred, and employees currently pursuing a Green Card will continue with ITC’s support. Prior to the date of transfer, all immigration documents will be reviewed so that delays are avoided to the extent possible.

Does ITC have a similar challenge with retirement-eligible workforce? Have the two companies considered the impact of the current Entergy workforce’s average age and retirement trends on the success of the spin-off and merger and the new company?

ITC anticipates and plans for retirements and does not have this challenge with its current workforce. An analysis of the impact of retirements will be conducted after Mid South TransCo employees have been identified and a plan will be put in place to respond to any retirement trends. For bargaining unit employees, any issues on this subject will be discussed with the unions.

Culture

What is the ITC culture or personality like?

Founded in the spirit of entrepreneurialism and innovation, ITC provides an environment that encourages teamwork and professional growth. Our philosophy of “do the right thing” (for the end-customer, for our stakeholders, and our employees) encourages employees to share their ideas, take appropriate action and provide solutions. At ITC, you will find employees at all levels working very hard in a spirit of cooperation so that we can be the best at operational excellence of transmission delivery.

See: http://www.itc-holdings.com/itc-holdings/news/breaking-news.html

What role does ITC play in the community? Entergy does a good job with community involvement. Will you continue that?

Yes, ITC’s commitment to the communities we serve can be seen throughout the company’s footprint, both inside and outside the workplace. Our community involvement focuses on environmental stewardship, community relations, education, health and wellness and social services. Our commitment to the communities we serve is the cornerstone of our business and our mission to be a best-in-class transmission provider.

Transmission

How does ITC anticipate future load growth?

With respect to load forecast, ITC reports annually to its customers / stakeholders during our Fall Partners in Business meetings. The Fall 2011 information can be found at: Michigan Fall 2011 Partners in Business; also available at:

http://www.itc-holdings.com/itc-michigan/partners-in-business (Meetings and Events)

Q&As: Entergy/ITC Spin-off and Merger

May 7, 2012

In addition, ITC has a rolling five-year capital investment plan that factors in future load growth in its service territories. ITC’s current stand-alone five-year capital plan totals approximately $4.2 billion for 2012 through 2016. This five-year plan is largely a continuation, and extension, of ITC’s established strategy of investing in its base operating companies to achieve best-in-class operations and allow non-discriminatory access to all generating resources, while also advancing and expanding its development opportunities and portfolio. The plan focuses on three core areas of capital investment: investments in our base operating companies, investments in generator interconnection projects and investments in development projects.

Does ITC have generation assets?

No. ITC has a transmission-only business model.

What are ITC’s safe work practices and how will we integrate Entergy’s safety practices?

Few industries pose greater inherent hazards than ours; therefore, it is critical for ITC to have appropriate safe work practices to ensure our employees and contractors go home safely at the end of each day. ITC has a multitude of safe work practices and we pride ourselves on having a safety record that regularly ranks near the top in the industry when reviewing our performance with our peers that participate in the Edison Electrical Institute (EEI) Safety Survey. A few of the many safe work practices that ITC has in place include: ensuring all of our employees and contractors receive appropriate training for their job; ensuring everyone is equipped with appropriate Personal Protective Equipment and the proper tools for the job; holding regular safety meetings with our employees and contractors; requiring morning and afternoon Job Briefings to address potential safety hazards prior to beginning any maintenance or construction work; and having safety staff dedicated to conducting regular safety audits of the field work.

ITC and Entergy have many of the same safe work practices, and an integration team has been formed to review safe work practices at both companies. Where appropriate, ITC will integrate best safety practices in place at Entergy into our overall practices. ITC is committed to providing a safe workplace for all of our employees and contractors. Under no circumstances will we compromise the safety of our employees, contractors or the public in the course of providing the most reliable electric transmission service.

Does ITC have a training organization?

ITC has a dedicated training organization in the Operations area which focuses on training of system operators and operations support staff. Other training activities at ITC are originated and performed from within the subject matter areas. ITC uses an online Learning Management System (LMS) to deliver a variety of required corporate training packages throughout the year.

What’s going to keep you (ITC) from going to a “contractor model” in the field?

ITC’s prior acquisitions involved primarily assets, and only a handful of core employees. ITC then needed to stand up a field workforce, along with other company back office functions and operations staff. The transfer of assets along with employees is what makes the Entergy spin-off and merger into ITC unique. With respect, in particular, to bargaining unit employees, ITC will abide by the requirements in the EMA, which transfer the existing collective bargaining agreements and employees to ITC, and ITC has agreed to assume and honor those collective bargaining agreements.

Q&As: Entergy/ITC Spin-off and Merger

May 7, 2012

Will ITC move the control center to Michigan?

ITC has no plans to move the current Entergy System Operations Center or Transmission Operations Centers to Michigan.

ITC Forward-Looking Information

This communication contains certain statements that describe ITC management’s beliefs concerning future business conditions and prospects, growth opportunities and the outlook for ITC’s business, including ITC’s business and the electric transmission industry based upon information currently available. Such statements are “forward looking” statements within the meaning of the Private Securities Litigation Reform Act of 1995. Wherever possible, ITC has identified these forward-looking statements by words such as “anticipates”, “believes”, “intends”, “estimates”, “expects”, “projects” and similar phrases. These forward-looking statements are based upon assumptions ITC management believes are reasonable. Such forward-looking statements are subject to risks and uncertainties which could cause ITC’s actual results, performance and achievements to differ materially from those expressed in, or implied by, these statements, including, among other things, (a) the risks and uncertainties disclosed in ITC’s annual report on Form 10-K and ITC’s quarterly reports on Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) from time to time and (b) the following transactional factors (in addition to others described elsewhere in this document and in subsequent filings with the SEC): (i) risks inherent in the contemplated transaction, including: (A) failure to obtain approval by the Company’s shareholders; (B) failure to obtain regulatory approvals necessary to consummate the transaction or to obtain regulatory approvals on favorable terms; (C) the ability to obtain the required financings; (D) delays in consummating the transaction or the failure to consummate the transactions; and (E) exceeding the expected costs of the transactions; (ii) legislative and regulatory actions, and (iii) conditions of the capital markets during the periods covered by the forward-looking statements.

Because ITC’s forward-looking statements are based on estimates and assumptions that are subject to significant business, economic and competitive uncertainties, many of which are beyond ITC’s control or are subject to change, actual results could be materially different and any or all of ITC’s forward-looking statements may turn out to be wrong. They speak only as of the date made and can be affected by assumptions ITC might make or by known or unknown risks and uncertainties. Many factors mentioned in this document and the exhibits hereto and in ITC’s annual and quarterly reports will be important in determining future results. Consequently, ITC cannot assure you that ITC’s expectations or forecasts expressed in such forward-looking statements will be achieved. Actual future results may vary materially. Except as required by law, ITC undertakes no obligation to publicly update any of ITC’s forward-looking or other statements, whether as a result of new information, future events, or otherwise.

Entergy Forward-Looking Information

In this communication, and from time to time, Entergy makes certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Except to the extent required by the federal securities laws, Entergy undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

Forward-looking statements involve a number of risks and uncertainties. There are factors that could cause actual results to differ materially from those expressed or implied in the forward-looking statements, including (a) those factors discussed in: (i) Entergy’s Form 10-K for the year ended December 31, 2011 and (ii) Entergy’s other reports and filings made under the Securities Exchange Act of 1934; (b) uncertainties associated with rate proceedings, formula rate plans and other cost recovery mechanisms; (c) uncertainties associated with efforts to remediate the effects of major storms and recover

Q&As: Entergy/ITC Spin-off and Merger

May 7, 2012

related restoration costs; (d) nuclear plant relicensing, operating and regulatory risks, including any changes resulting from the nuclear crisis in Japan following its catastrophic earthquake and tsunami; (e) legislative and regulatory actions and risks and uncertainties associated with claims or litigation by or against Entergy and its subsidiaries; (f) conditions in commodity and capital markets during the periods covered by the forward-looking statements, in addition to other factors described elsewhere in this release and subsequent securities filings, and (g) risks inherent in the proposed spin-off and subsequent merger of Entergy’s electric transmission business into a subsidiary of ITC Holdings Corp. Entergy cannot provide any assurances that the spin-off and merger transaction will be completed and cannot give any assurance as to the terms on which such transaction will be consummated. The spin-off and merger transaction is subject to certain conditions precedent, including regulatory approvals and approval by ITC Holdings Corp. shareholders.

Additional Information and Where to Find It

ITC and Transco will file registration statements with the Securities and Exchange Commission (“SEC”) registering shares of ITC common stock and Transco common units to be issued to Entergy shareholders in connection with the proposed transactions. ITC will also file a proxy statement with the SEC that will be sent to the shareholders of ITC. Entergy shareholders are urged to read the prospectus and/or information statement that will be included in the registration statements and any other relevant documents, because they contain important information about ITC, Transco and the proposed transactions. ITC shareholders are urged to read the proxy statement and any other relevant documents because they contain important information about Transco and the proposed transactions. The proxy statement, prospectus and/or information statement, and other documents relating to the proposed transactions (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov. The documents, when available, can also be obtained free of charge from Entergy upon written request to Entergy Corporation, Investor Relations, P.O. Box 61000, New Orleans, LA 70161 or by calling Entergy’s Investor Relations information line at 1-888-ENTERGY (368-3749), or from ITC upon written request to ITC Holdings Corp., Investor Relations, 27175 Energy Way, Novi, MI 48377 or by calling 248-946-3000.